Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561

									Date June 30, 2005


Mr. Wolfgang Preuss
Chairman
PrimaCom AG
An der Ochsenwiese 3
55124 Mainz, Germany

	Re:	PrimaCom AG
      Form 20-F for Fiscal Year Ended December 31, 2004
      Filed April 29, 2005
		File No. 0-30004

Dear Mr. Preuss:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F
Financial Statements, page F-1
Basis of Presentation, page F-6

1. Refer to the penultimate paragraph of page F-6, which indicates that you believe that the Second Secured Loan has an equity character, as defined by German Law. Please explain to us why you believe your Second Secured Loan has an equity character under German
Law. Tell us your consideration of whether the Second Secured Loan should be accounted for as an equity investment in your subsidiary-investee, PrimaCom Management GmbH, under US GAAP; and your basis for continued control and consolidation of this investee. Please refer to all pertinent authoritative US GAAP literature in your response.

2. Summary of Significant Accounting Policies
Revenue recognition, page F-8

2. Disclose in future filings how you recognize advertising sales revenues, fiber optic capacity leasing and revenue from barter transactions, as applicable.

3. Disclose in future filings and tell us in your response letter how you account for programming costs and related programming carriage incentives.

Goodwill and Customer Lists, page F-9

4. In light of the impairments of long-lived assets recognized in 2002 and 2003, the Company`s history of losses, its substantial debt, the risks of insolvency, and the possible sale of Multikabel, it is
unclear to us why Primacom AG has not recognized impairment in the value of goodwill. With a view towards expanded disclosure in future filings, please explain to us in detail how you have applied the
guidance in SFAS No. 142 to your operations.   Please address the
following questions as part of your response to this comment.

* Tell us how you determined your SFAS 142 reporting units,
* Identify those SFAS 142 reporting units and explain how you allocated goodwill to each unit,
* Please provide us a copy of your most recent goodwill impairment test,
* Tell us if the assumptions used in your 2002 and 2003 goodwill impairment tests (cash flows and discount rates) were consistent with the assumptions used in your 2002 and 2003 SFAS 144 asset impairment tests.








*    *    *    *





      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Joseph M. Kempf, Senior Staff Accountant, at
(202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief,
at
(202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Wolfgang Preuss
Chairman
PrimaCom AG
June 30, 2005
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